Exhibit 23.1

August 6, 2007

United States Securities and Exchange Commission
100 F. Street, N. E.
Washington, D.C. 20549

Re:	Consent to be named in Amendment No. 3 to Form SB-2 Registration Statement, for the registration of 10,196,504 shares of common stock of Equicap, Inc.

Ladies and Gentlemen:

We consent to the use in this Amendment No. 3 to the Registration Statement of Equicap, Inc., a Nevada corporation, on Form SB-2 of our report dated June 8, 2007 appearing in this Registration Statement. We also consent to the reference to us under the heading “Experts” in the above referenced Registration Statement. (except for Note 7, as to which the date is August 6, 2007), appearing in this Registration Statement relating to the financial statements of Equicap, Inc. We also consent to the reference to us under the heading “Experts” in the above referenced Registration Statement.

Sincerely,

/S/ Patrizio & Zhao, LLC

Patrizio & Zhao, LLC
Parsippany, New Jersey